FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
30 November 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date:	30 November 2006

Level 9, AAMI Building, 500 Queen Street
Brisbane QLD 4000 Australia
Lihir Gold Limited	(GPO Box 905, Brisbane QLD 4001 Australia)

Incorporated in Papua New Guinea	tel 617 3318 3300
ARBN 069 803 998	fax 617 3318 9203
www.lihir.com.pg
30 November 2006
The Company Announcements Office
Australian Stock Exchange
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000
Dear Sirs
Re: Change in Secretary
Lihir Gold Limited advises that Mr Mark Laurie has resigned as Company Secretary and that Mr Stuart MacKenzie has been appointed as Group Secretary.
Yours faithfully
/s/ Arthur Hood
Arthur Hood
Chief Executive Officer